Exhibit 99.2

Cohen & Steers Fund Cancels Meeting with Its Largest Shareholder
Tuesday January 22, 8:44 am ET

Western Investment Criticizes Recent By-Law Amendments and Announces Proxy Challenge

NEW YORK--(BUSINESS WIRE)--Western Investment LLC (“Western Investment”), the largest shareholder of Cohen & Steers REIT and Utility Income Fund, Inc. (NYSE:RTU - News), on Friday, January 18, 2008, sent a letter to each member of the Board of Directors of RTU describing certain concerns Western Investment has regarding what it believes to be shareholder unfriendly actions taken by the Board. Prior to sending the letter, Western Investment had arranged to meet in-person with an officer of RTU to discuss such concerns, but that meeting was abruptly cancelled by RTU. In its letter Western Investment describes some of its concerns with RTU, including the recent decision by the Board to enact what Western Investment believes to be shareholder unfriendly measures that serve to entrench the Board. The Fund’s investment manager, Cohen & Steers Capital Management, Inc., is a subsidiary of Cohen & Steers, Inc. (NYSE:CNS - News), which is listed on the New York Stock Exchange.

Western Investment also announced today that it had nominated a slate of three directors for election at RTU’s 2008 annual meeting of shareholders.

The text of the letter from Western Investment to the Board of Directors of RTU follows:

WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047

January 18, 2008

BY HAND

Cohen & Steers REIT and Utility Income Fund, Inc.
280 Park Avenue
New York, New York 10017
Attn: Board of Directors

Dear Members of the Board of Directors:

Western Investment LLC (“Western Investment”) is the largest shareholder of Cohen & Steers REIT and Utility Income Fund, Inc. (“RTU” or the “Fund”), owning an aggregate of 3,047,300 shares of common stock (approximately 5.2%) of the Fund. We have contacted representatives of the Fund to discuss our concerns regarding recent actions taken by the Fund’s Board of Directors, which we believe primarily serve to entrench the current Board, and make it more difficult for shareholders to effectively participate in the Fund’s governance. Unfortunately, a meeting that had been scheduled with an officer of the Fund was precipitously cancelled, which, we believe, stemmed from the fact that there is a lack of interest by the Fund in shareholder concerns. Therefore, in order to protect and enhance shareholders’ interests, we believe that we have no choice but to communicate our concerns directly to the entire Board of Directors in the hope that the Board will consider shareholder concerns and promptly adopt modern-day corporate governance standards. We are shocked that in the current business climate, where the majority of public companies are moving towards more openness and are adopting measures to encourage shareholder participation, the Fund has seemingly moved backwards, seeking to impede its shareholders, the Fund’s true owners, from exercising their legal rights.

In particular, we were very concerned to see the Form 8-K filed December 26, 2007 disclosing numerous measures adopted by the Fund that clearly contradict general standards of good corporate governance. Even the timing of the filing seems carefully chosen. Why were such important amendments adopted and disclosed in the last week of the year when many shareholders might miss the announcement?

In particular, we note the following:

●
The By-Laws have been unilaterally amended by the Board to further restrict director nominations by shareholders. RTU disclosed that the Fund amended its By-Laws regarding its procedure for nominating directors to the Board, making it more cumbersome for shareholders to nominate directors. As a result, shareholders must now provide notice to the Fund a full four months in advance if they wish to nominate directors for election to the Board. In addition, shareholders who nominate directors must provide an unusually large amount of information about themselves, and, at the request of the Board, provide updates to a previously acceptable nomination notice, or risk having their nominees disqualified.

●
The Board has amended the By-Laws to restrict shareholders from calling a special meeting of shareholders. We believe that the Board has forgotten who the owners of the Fund are. Annual and special meetings of shareholders are important tools for shareholders’ voices to be heard. The Board has practically disenfranchised shareholders by requiring a prohibitive threshold of over 50% of the Fund’s outstanding shares to call a special meeting of shareholders.

●
The Board has opted into a provision of Maryland law to further entrench the directors. RTU disclosed that the Fund had opted into Sections 3-804(b) and (c) of the Maryland General Corporation Law (“MGCL”) regarding the determination of the size and composition of the Board. The amendments, among other things, provide that directors that are appointed by the Board may now serve for the remainder of the three-year term without being elected by shareholders. We believe opting into these provisions has given the Board further opportunity to manipulate its size and composition without input from shareholders. We are also concerned that the By-Laws do not permit a majority of shareholders to remove directors without cause.

These new restrictive provisions are in addition to restrictions that have existed since the Fund’s inception. Restrictive anti-takeover provisions that already existed include provisions for staggered terms of office for directors, as well as super-majority voting requirements for mergers, consolidations, liquidations, terminations and asset sale transactions, amendments to the articles of incorporation and conversions to open-end status. By its own admission, the Fund acknowledges that these provisions are greater than required under Maryland law and the Investment Company act of 1940, as amended. We wonder whose interests the Board is trying to protect with these provisions.

After a brief phone call in December regarding our concerns, we had contacted the Fund to arrange an in-person meeting. In particular, we wanted to understand the Board’s rationale for such shareholder unfriendly by-law amendments. In order to better share the explanation with other shareholders, the true owners of the Fund, we thought all parties would benefit if we brought a member of the press with us to the meeting. However, after we notified the Fund that we had invited a member of the press to accompany us, the meeting was abruptly cancelled. We do not understand why a Fund representative was unwilling to meet with the Fund’s largest shareholder. A public company is accountable to its shareholders, and we believe there should be full transparency. We are left with the impression that the interests of the Board and management may not be clearly aligned with the interests of the Fund’s shareholders. Western Investment’s 3,047,300 shares owned in the Fund clearly demonstrate that its interests are closely aligned with that of all of the Fund’s shareholders.

For these reasons, under separate cover, Western Investment is simultaneously submitting a letter nominating three persons for election as directors at the Fund’s 2008 annual meeting of shareholders. This nomination complies with the new overly burdensome by-law amendments recently adopted.

Western Investment is committed to working for the benefit of all shareholders of the Fund and would welcome the opportunity to do so with the Board. However, as the Fund’s largest shareholder, Western Investment will not permit itself to be held hostage to a Board of Directors acting to protect its own interests, rather than the interests of all shareholders. Western Investment stands ready to meet with the Board and its representatives as soon as possible if the Board is willing to constructively address our concerns. Please contact the undersigned in order to schedule a meeting.

Very truly yours,

WESTERN INVESTMENT LLC

By:
Name:	Arthur D. Lipson
Title:	Managing Member

CERTAIN INFORMATION CONCERNING WESTERN INVESTMENT LLC

Western Investment LLC (“Western”), together with the other Participants (as defined below) intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and an accompanying WHITE proxy card to be used to solicit votes for the election of its slate of nominees at the 2008 annual meeting of shareholders at the annual meeting of Cohen & Steers REIT and Utility Income Fund, Inc. (the “Fund”) (the “Annual Meeting”).

WESTERN ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE ANNUAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.

The Participants in the proxy solicitation are Western, Western Investment Hedged Partners L.P., (“WIHP”), Western Investment Activism Partners LLC (“WIAP”), Western Investment Total Return Fund Ltd. (“WITRL”), Western Investment Total Return Partners L.P. (“WITRP”), Arthur D. Lipson (together with Western, WIHP, WIAP, WITRL and WITRP, the “Western Group”), William J. Roberts and Matthew S. Crouse (the “Participants”).

WIHP, WIAP and WITRP beneficially own 1,020,700, 1,493,800 and 531,800 shares of Common Stock of the Fund, respectively. Western, by virtue of it being the general partner of WIHP and WITRP and the managing member of WIAP, may be deemed to beneficially own the 3,046,300 shares of Common Stock of the Fund beneficially owned in the aggregate by WIHP, WIAP and WITRP, in addition to the 1,000 shares it owns directly. Arthur D. Lipson, by virtue of his position as the managing member of Western, may be deemed to beneficially own the 3,047,300 shares of Common Stock beneficially owned by Western. As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Group is deemed to beneficially own the 512.798 shares of Common Stock of the Fund beneficially owned in the aggregate by the other Participants. The Western Group disclaims beneficial ownership of such shares of Common Stock.

William J. Roberts directly owns 512.798 shares of Common Stock of the Fund. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts is deemed to beneficially own the 3,047,300 shares of Common Stock of the Fund beneficially owned in the aggregate by the other Participants. Mr. Roberts disclaims beneficial ownership of such shares of Common Stock.

Matthew S. Crouse does not directly own any shares of Common Stock of the Fund. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse is deemed to beneficially own the 3,047,812.798 shares of Common Stock of the Fund beneficially owned in the aggregate by the other Participants. Mr. Crouse disclaims beneficial ownership of such shares of Common Stock.

Contact:

Innisfree M&A Incorporated
Michael Brinn, 212-750-8253

Source: Western Investment LLC